SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Fifth Street Senior Floating Rate Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

31679F101
(CUSIP Number)

Abbe L. Dienstag, Esq. Kramer, Levin, Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9280
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 3 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* This Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D of Robert C. Knapp, Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P. and Ironsides P Fund L.P. filed on February 22, 2016.

Schedule 13D
Amendment No. 1

This Amendment No. 1 to the Statement on Schedule 13D relating to the common stock, $0.01 par value (the “Common Stock”), of Fifth Street Senior Floating Rate Corp., a Delaware corporation (the “Issuer”), is being filed by Ironsides Partners LLC (“Ironsides Partners”), Ironsides Partners Special Situations Master Fund II L.P. (“Master Fund”), Ironsides P Fund L.P. (“P Fund”) and Robert C. Knapp.

Item 4.	Purpose of the Transaction

Item 4 is amended by adding the following:

On September 30, 2016, Ironsides Partners, Master Fund and P Fund (collectively, “Ironsides”) entered into the Purchase and Settlement Agreement (the “PSA”) by and among (i) Fifth Street Holdings L.P. (“FSH”), Leonard M. Tannenbaum (together with FSH, the “Buyers”) and (ii) Ironsides.

On the terms and subject to the conditions of the PSA, the Buyers have agreed to purchase 1,942,641 shares of Common Stock of the Issuer (the “Shares”), from Ironsides for a per-share purchase price of $9.00, without interest (the “Purchase”). The closing of the Purchase is contemplated to occur on November 30, 2016.

In the PSA, Ironsides agreed to observe certain standstill provisions in respect of the Issuer, Fifth Street Finance Corp. and Fifth Street Asset Management Inc. until the earlier of (i) certification of voting results with respect to each company’s 2018 annual meeting of stockholders, (ii) July 6, 2018 and (iii) the closing date, if the closing of the Purchase has not occurred on November 30, 2016 (other than by reason of the failure of Ironsides to deliver the Shares, free and clear of any liens, at the closing).  Ironsides disclaims that they are a group with the Buyers.  See Amendment No. 13, dated October 5, 2016, to the Statement on Schedule 13D/A filed by Leonard M. Tannenbaum et al., with respect to the Common Stock (the “Tannenbaum 13D”).

The summary of the PSA and the Purchase in this Item 4 is qualified in its entirety by reference to the complete text of the PSA, a copy of which is incorporated by reference to Exhibit 2 hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

The summary of the PSA and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the PSA, a copy of which is incorporated by reference to Exhibit 2 hereof.

Item 7.	Material to be Filed as Exhibits.

2.
Purchase and Settlement Agreement, dated as of September 30, 2016, by and among Fifth Street Holdings L.P., Leonard M. Tannenbaum, Ironsides Partners, Master Fund and P Fund (incorporated by reference to Exhibit 4 of the Tannenbaum 13D).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2016

Ironsides Partners LLC

/s/ Robert C. Knapp
Founder and Managing Director
Ironsides Partners LLC